TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336



03029650

File No. 82-34673
August 27, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Nomura Research Institute, Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated July 31, 2003 and entitled "Notice Concerning Change in Largest Shareholder";

2. Press release dated July 31, 2003 and entitled "Notice Concerning Secondary Distribution of Shares";

3. Summary of Quarterly Business Report for the First Quarter ended June 30, 2003 (Consolidated), dated July 31, 2003;

4. Press release dated August 12, 2003 and entitled "Notice Concerning Determination of Sale Price"; and

5. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

Hironori Shibata

Enclosure

dlw 9/2

File No. 82-34673

[Translation] 03 SEP -2 7:21 July 31, 2003

To whom it may concern

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Change in Largest Shareholder

Notice is hereby provided that there will be a change in the largest shareholder, one of principal shareholders, of the Company. The details of which is as described below.

Contents

1. Reason for the Change

A secondary distribution of shares of the Company was approved at the Board of Directors of the Company held on at July 31, 2003, which will result in a change in the largest shareholder of the Company.

2. Names, etc. of the Relevant Shareholders

(1) Name	Nomura Land and Building Co., Ltd.	Nomura Asset Management Co., Ltd.
(2) Location of the head office	7-2 Nihonbashi-honcho 1-chome, Chuo-ku, Tokyo	12-1 Nihonbashi 1-chome, Chuo-ku, Tokyo
(3) Representative	Hirohisa Suzuki (President and Representative Director)	Kazutoshi Inano (President and CEO)
(4) Principal description of business	Leasing of real estate	Investment advisory business

3. Number of Shares Held and Percentage of Total Voting Rights

Nomura Land and Building Co., Ltd.

	Number of Shares Held (Number of Voting Rights)	Percentage of Total Voting Rights *3	Shareholder Rank
Before the change (as of March 31, 2003)	13,520,000 shares (135,200)	30.04%	First
After the change - 1	8,220,000 shares (82,200)	18.27%	Second
After the change - 2	7,920,000 shares (79,200)	17.60%	Second

(Note): 1. See "4. Expected Date of the Change" concerning the change - 1 and the change - 2.

2. The number of shares held (number of voting rights) and the percentage of total voting rights after the change - 2 have been calculated on the assumption that all of the rights ("Green Shoe Option") to acquire additional 300,000 shares of the Company, which are expected to be granted from Nomura Land and Building Co., Ltd. to Nomura Securities Co., Ltd. in the secondary distribution of the shares of the Company.

*3. The number of shares deducted from total number of shares outstanding as nonvoting shares: 700 shares

Total number of shares outstanding as of March 31, 2003: 45,000,000 shares

Nomura Asset Management Co., Ltd.

	Number of Shares Held (Number of Voting Rights)	Percentage of Total Voting Rights *	Shareholder Rank
Before the change (as of March 31, 2003)	8,677,000 shares (86,774)	19.28%	Second
After the change	8,677,000 shares (86,774)	19.28%	First

(Note): The number of shares deducted from total number of shares outstanding as nonvoting shares: 700 shares

Total number of shares outstanding as of March 31, 2003: 45,000,000 shares

4. Expected Date of the Change

(1) Delivery date of the secondary distribution of the shares of the Company (which is a day from August 21, 2003 to August 26, 2003). Concerning the secondary distribution of the shares of the Company resolved at the Board of Directors of the Company today, the pricing date may be advanced in consideration of demand conditions. Delivery date of the secondary distribution of the shares may be August 21, 2003 in the case that it is advanced at an earliest date in accordance with the advancement of pricing date mentioned above.

(2) Two business days after the date of exercise of Green Shoe Option to be granted from Nomura Land and Building Co., Ltd. to Nomura Securities Co., Ltd. The exercise period during which the Green Shoe Option is exercisable shall commence on the delivery date of the secondary distribution of the shares of the Company and shall end on the 30th day (if such 30th day is not a business day, the previous business day) from the following day of the closing date of the secondary distribution of the shares of the Company.

5. Future prospects

The relevant shareholders intend to continue the relationship as long-term shareholders.

[Contact]

Mr. Araki
Investor Relations Division
Financial Affairs Department
Tel: 03-5255-0442
E-mail: ir@nri.co.jp

File No. 82-34673

[Translation]

03 SEP -2 7:21 July 31, 2003

To whom it may concern

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Secondary Distribution of Shares

Notice is hereby provided that the Board of Directors of the Company, at its meeting held on July 31, 2003, resolved concerning a secondary distribution of shares of the Company as follows.

Contents

1. Secondary Distribution of Shares (Secondary Distribution through Underwriting by Underwriters)

(1) Number of Shares to be Sold

5,900,000 shares of the shares of common stock of the Company

(2) Seller and Number of Shares to be Sold

Name of the Sellers	Number of Shares to be Sold
Nomura Land and Building Co., Ltd.	5,300,000 shares
JAFCO Co., Ltd.	500,000 shares
Resona Bank, Limited.	100,000 shares

(3) Sale Price

Not yet determined. (The sale price will be determined on any date between Tuesday, August 12, 2003 and Friday, August 15, 2003.)

(4) Method of Sale

To sell the shares through underwriting of the whole shares by Nomura Securities Co., Ltd., Nikko Citigroup Limited, Daiwa Securities SMBC Co., Ltd., Mitsubishi Securities Co., Ltd., Shinko Securities Co., Ltd., UFJ Tsubasa Securities Co., Ltd., Ichiyoshi Securities Co., Ltd., World Nichiei Securities Co., Ltd., Takagi Securities Co., Ltd. and Ace Securities Co., Ltd.

Consideration of the underwriters in respect of the secondary distribution of shares is the sum of the sale price after deducting the subscription price to be paid to the sellers by the underwriters.

(5) Subscription Period

The subscription period is scheduled to be from the following business day of the pricing date to the third business day after the pricing date.

(6) Delivery Date

The delivery date is scheduled to be the seventh business day after the pricing date.

(7) Subscription Money

The subscription money is the same as the sale price per share.

(8) Minimum Number of Shares for Subscription

100 shares

(9) Authority to do all the acts required for "1. Secondary Distribution of Shares (Secondary Distribution through Underwriting by Underwriters)" and "2. Secondary Distribution of Shares (Secondary Distribution by Over-Allotment)" (hereinafter collectively "Secondary Distribution of Shares") (including decisions of the sale price, the subscription period and the delivery date, and other necessary matters) is to be granted to the President and Representative Director of the Company.

(10) Securities Notice under the Securities and Exchange Law of Japan was filed on July 31, 2003 with respect to the secondary distribution of shares.

2. Secondary Distribution of Shares (Secondary Distribution of Shares by Over-Allotment) (See "***For Reference***, 2." below)

(1) Number of Shares to be Sold

Up to 300,000 shares of the shares of common stock of the Company.

Number of shares to be sold will be determined, taking into account the demand, on the pricing date set forth in "1. Secondary Distribution of Shares (Secondary Distribution of Shares through Underwriting by Underwriters) – (3) Sale Price" above.

The number of shares represents the maximum number of shares which may be sold and it may be decreased depending on demand conditions. Also, the secondary distribution of shares by over-allotment itself may be cancelled as a whole.

(2) Seller

Nomura Securities Co., Ltd.

(3) Sale Price

Not yet determined. (It will be determined on the pricing date. The sale price shall be the same as the sale price set forth in "1. Secondary Distribution of Shares (Secondary Distribution through Underwriting by Underwriters) – (3) Sale Price" above.

(4) Method of Sale

Nomura Securities Co., Ltd. will sell the shares of common stock of the Company that Nomura Securities Co., Ltd. is to borrow from a Company's shareholder, in light of demand conditions of the secondary distribution through underwriting by the underwriters.

(5) Subscription Period

The subscription period shall be the same as the subscription period set forth in "1. Secondary Distribution of Shares (Secondary Distribution through Underwriting by Underwriters) – (5) Subscription Period" above.

(6) Delivery Date

The delivery date shall be the same as the delivery date set forth in "1. Secondary Distribution of Shares (Secondary Distribution through Underwriting by Underwriters) – (6) Delivery Date" above.

(7) Subscription Money

The subscription money shall be the same as the subscription money set forth in "1. Secondary Distribution of Shares (Secondary Distribution through Underwriting by Underwriters) – (7) Subscription Money" above.

(8) Minimum Number of Shares for Subscription

100 shares

For Reference

1. Purposes of the Secondary Distribution

The purpose of the secondary distribution is to improve the status of dissemination of shareholders and the liquidity of shares of the Company.

2. Concerning Secondary Distribution of Shares by Over-Allotment

The secondary distribution of shares by over-allotment is to be made to sell, taking into account the demand conditions, the shares of common stock of the Company that Nomura Securities Co., Ltd. is to borrow from Nomura Land and Building Co., Ltd., a Company's shareholder (hereinafter, the "borrowed stock") in the secondary distribution of shares through underwriting by underwriters. In this connection, separately from the shares offered in the

secondary distribution of shares through underwriting by underwriters, Nomura Securities Co., Ltd. will be granted from the above shareholder the right to purchase up to 300,000 additional shares of the Company (the "Green Shoe Option"). The exercise period during which the Green Shoe Option is exercisable commences on the above delivery date and ends on the 30th day from the day following the termination of the above subscription period (if such 30th day is not a business day, the previous business day). Furthermore, Nomura Securities Co., Ltd. may purchase the shares of common stock of the Company for the purpose of returning the borrowed stock, up to the number of shares sold by over-allotment on the Tokyo Stock Exchange, Inc. (the "maximum share amount") from the day following the termination of the above subscription period, to the third business day prior to the last day of the exercise period during which the Green Shoe Option is exercisable (the "syndicated covered transaction period"). During the syndicated covered transaction period, the syndicated covered transaction might not be exercised at all or might be terminated at the amount less than the maximum share amount.

3. Concerning Stock Options

The Company has resolved the issuance of stock acquisition rights for 83,000 shares at the meeting of Board of Directors held on July 31, 2003, with respect to the stock acquisition rights as stock options under Article 280-20 and 280-21 of the Commercial Code resolved at the 38th Annual General Meeting of Shareholders of the Company held on June 24, 2003.

[Contact]

Mr. Araki
Investor Relations Division
Financial Affairs Department
Tel: 03-5255-0442
E-mail: ir@nri.co.jp

File No. 82-34673

(Summary English Translation)

Summary of Quarterly Business Report for the First Quarter ended June 30, 2003 (Consolidated)

July 31, 2003

Nomura Research Institute, Ltd.

(Code Number: 4307
Tokyo Stock Exchange, First Section)

(URL http://www.nri.co.jp)

Rep.: Akihisa Fujinuma
President, CEO & COO
Attn.: Hajime Ueda
Treasurer

Tel.: (03) 5255-1800

1. Matters regarding the Preparation, Etc. of the Summary of Quarterly Business Report

(1) Difference in the accounting treatment compared to the most recently released consolidated report: Applicable.
(Item) Calculation of tax expenses: The estimated effective tax rate of fiscal year 2004, which appears on each company's financial statements, is used in order to calculate the tax expenses.

(2) Changes in application and object of consolidation and equity method: Not applicable.

2. Summary of Business Results (April 1, 2003 through June 30, 2003)

(1) Progress in Results of Operations (Consolidated)

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit	Net Profit (Three Months)
Three Months ended June 30, 2003	¥52,715 million (2.6%)	¥4,263 million (-17.3%)	¥4,719 million (-14.6%)	¥3,413 million (-5.2%)
Three Months ended June 30, 2002	¥51,397 million (–)	¥5,153 million (–)	¥5,527 million (–)	¥3,600 million (–)
(For reference) Year ended March 31, 2003	¥232,743 million	¥27,164 million	¥27,627 million	¥15,459 million

		Net Profit per Share	Net Profit per Share (fully diluted)			
Three Months ended June 30, 2003		¥75.86	–			
Three Months ended June 30, 2002*		¥80.01	–			
(For reference) Year ended March 31, 2003		¥337.26	–			

(Note)

The percentage figures which appear in Sales, Operating Profit, etc. are compared to the comparable quarter of the prior year.

(2) Changes in Financial Condition (Consolidated)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Three Months ended June 30, 2003	¥262,112 million	¥195,296 million	74.5%	¥4,339.94
Three Months ended June 30, 2002*	¥283,393 million	¥199,993 million	70.6%	¥4,444.30
(For reference) Year ended March 31, 2003	¥256,798 million	¥185,350 million	72.2%	¥4,112.61

Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Net Cash and Cash Equivalents at Year End
Three Months ended June 30, 2003	¥1,522 million	-¥1,644 million	-¥1,004 million	¥87,737 million
Three Months ended June 30, 2002*	-¥5,480 million	-¥4,721 million	-¥986 million	¥83,343 million
(For reference) Year ended March 31, 2003	¥14,611 million	-¥18,994 million	-¥1,503 million	¥88,760 million

* *The calculation of tax expenses, the accounting principles of reserves, etc. for the three months ended June 30, 2003 is done by using a simplified method in some parts.*

* *There is no change in the forecast of business results (for the year from April 1, 2003 through March 31, 2004), which was released (on April 28, 2003) with the annual report for the fiscal year 2003.* *For further details, see page 2 of the attached material.*

File No. 82-34673

[Translation]

August 12, 2003

To whom it may concern

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Determination of Sale Price

Notice is hereby provided that the sale price, etc. in relation to the secondary distribution of shares of the Company, which was resolved at the meeting of the Board of Directors of the Company held on July 31, 2003, were determined as described below.

Contents

1. Secondary Distribution of Shares (Secondary Distribution through Underwriting by Underwriters)

(1) Sale Price

8,002 yen

(2) Aggregate Amount of Sale Price

47,211,800,000 yen

(3) Subscription Price

7,672 yen

(4) Aggregate Amount of Subscription Price

45,264,800,000 yen

(5) Subscription Period

From August 13, 2003 to August 15, 2003

(6) Delivery Date

August 21, 2003

Note: The underwriters will subscribe the shares at the subscription price and sell the shares at the sale price.

2. Secondary Distribution of Shares (Secondary Distribution of Shares by Over-Allotment)

The secondary distribution of shares by over-allotment is to be made to sell, taking into account the demand conditions, the shares of common stock of the Company that Nomura Securities Co., Ltd. is to borrow from Nomura Land and Building Co., Ltd., a Company's shareholder (hereinafter, the "borrowed stock") in the secondary distribution of shares through underwriting by underwriters. In this connection, separately from the shares offered in the secondary distribution of shares through underwriting by underwriters, Nomura Securities Co., Ltd. is granted from the above shareholder the right to purchase up to 300,000 additional shares of the Company (the "Green Shoe Option"). The exercise period during which the Green Shoe Option is exercisable commences on August 21, 2003 up to September 12, 2003. Furthermore, Nomura Securities Co., Ltd. may purchase the shares of common stock of the Company (the "syndicated covered transaction") for the purpose of returning the borrowed stock, up to the number of shares sold by over-allotment on the Tokyo Stock Exchange, Inc. (the "maximum share amount") from August 16, 2003 to September 9, 2003 (the "syndicated covered transaction period"). During the syndicated covered transaction period, the syndicated covered transaction might not be exercised at all or might be terminated at the amount less than the maximum share amount.

(1) Number of Shares to be Sold

300,000 Shares

(2) Sale Price

8,002 yen

(3) Aggregate Amount of Sale Price

2,400,600,000 yen

(4) Subscription Period

From August 13, 2003 to August 15, 2003

(5) Delivery Date

August 21, 2003

For Reference

Calculation of Sale Price

Relevant date for calculation and the closing price of the shares thereon

August 12, 2003, 8,250 yen

Discount Rate

3.01%

[Contact]

Mr. Araki
Investor Relations Division
Financial Affairs Department
Tel: 03-5255-0442
E-mail: ir@nri.co.jp

File No. 82-34673

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Securities Notice

A Securities Notice dated July 31, 2003 regarding a secondary distribution of 6,200,000 shares of common stock of Nomura Research Institute, Ltd. by its certain shareholders, and an Amendment thereto dated August 12, 2003, prepared in accordance with Article 4 and Article 5, respectively, of the Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc. have been submitted to the Director of the Kanto Local Finance Bureau and the Tokyo Stock Exchange, Inc.

Extraordinary Report

An Extraordinary Report dated July 31, 2003 regarding the issuance of stock acquisition rights as stock options, pursuant to which up to 83,000 shares of common stock of Nomura Research Institute, Ltd. may be issued, and an Amendment thereto dated August 12, 2003, prepared in accordance with paragraph 4 of Article 24-5 of the Securities and Exchange Law and paragraph 2-2 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc. have been submitted to the Director of the Kanto Local Finance Bureau and the Tokyo Stock Exchange, Inc. The extraordinary report is available for public inspection at the Kanto Local Finance Bureau and the Tokyo Stock Exchange, Inc. for a certain period.

Report on State of Purchase of Own Shares

A Report on State of Purchase of Own Shares prepared in accordance with paragraph 1 of Article 24-6 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau and the Tokyo Stock Exchange, Inc. on August 8, 2003. Such report is available for public inspection at the Kanto Local Finance Bureau and the Tokyo Stock Exchange, Inc. for a certain period.